Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley New York Tax-Free Income Fund

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley New York Tax-Free Income Fund were transferred to Invesco New York Tax-Free Income Fund.

For
3,495,167.838	Withhold
240,840.684	Abstain
294,667.000